KAUFMAN MCGOWAN PLLC

Attorneys-at Law

190 Motor Parkway, Suite 202

Hauppauge, New York 11788

(631) 972-0042

(631) 410-1007 fax

nkaufman@kaufmanmcgowan.com

www.kaufmanmcgowan.com

June 30, 2021

VIA EDGAR CORRESPONDENCE

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street N.E.

Washington, DC 20549

Attention:	Jeffrey Gabor

Re:	Triangle Canna Corp.

Amendment No. 2 to Offering Statement on Form 1-A

Filed June 11, 2021

File No. 024-11535

Qualification Request

Mr. Gabor:

On behalf of Triangle Canna Corp. (the “Company”), we hereby withdraw our previous request that the Securities and Exchange Commission (the “Commission”) take appropriate action to declare the above-captioned Amendment No. 2 to Form 1-A (the “Offering Statement”) qualified as of 4:30 PM on June 24, 2021 or as soon thereafter as practicable.

If you have any questions, please contact Neil M. Kaufman at (631) 972-0042 or nkaufman@kaufmanmcgowan.com.

Sincerely,

/s/ Neil M. Kaufman
Neil M. Kaufman

cc:	Jedediah Morris

Jacob Perry